Exhibit 97

Compensation Clawback Policy

Version 1.0

March, 2023

TABLE OF CONTENTS
1. Objective	2
2. Applicability	2
3. Directives	2
4. Responsibilities and Violations	4
5. Document Control	4

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1.   Objective

Pursuant to SEC Exchange Act Rule 10D-1 and Section 303A.14 of the NYSE Listed Company Manual (the “Clawback Rules”), this policy establishes directives for the recovery of incentive-based compensation that was erroneously awarded to executive officers.

All references to "CI&T" or “Company” refer to CI&T, Inc - Cayman, the Holding Company.

2.    Applicability

This Policy applies to incentive based compensation awarded to people holding the following positions (“Executive Officers”) of the Company:

●        CEO,

●        CFO,

●        vice-presidents in charge of a principal business unit, division, or function,

●        officers,

●        board members.

3. Directives

Each Executive Officer shall repay or forfeit, to the fullest extent permitted by law and as directed by the Nominating and Human Resources Committee (“Nominating Committee”) of the Company, any compensation (that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure (such compensation, the “Awards”) received by this person during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement described below if:

●	the payment of the Awards was based on the attainment of a financial reporting measure,
●	the Company is required to prepare an accounting restatement due to the material noncompliance of the issuer with any financial reporting requirement under the securities laws, and
●

the amount of such Award exceeds the amount of Awards that otherwise would have been received had the Award been calculated based on the accounting restatement, provided that for Awards based on stock price or total shareholder return where the amount cannot be recalculated directly from the information in an accounting restatement, the amount of compensation clawed back will be based on a reasonable estimate of the effect of the accounting restatement on the magnitude of the applicable Award.

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For purposes of this Policy, “Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall for purposes of this Policy be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

The Nominating Committee shall have full and final authority to make all determinations under this Policy, including without limitation whether the Policy applies and if so, the amount of the Awards to be repaid or forfeited by the Executive Officer. Repayment can be made by (i) requiring reimbursement of any erroneously awarded Awards; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based Awards; (iii) offsetting the erroneously awarded Awards from any compensation otherwise owed by the Company to the Executive Officers; (iv) canceling outstanding vested or unvested Awards; and (v) taking any other remedial and recovery action permitted by law, as determined by the Nominating Committee. All determinations and decisions made by the Nominating Committee pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company, its affiliates, its shareholders and employees.

Each award agreement or other document setting forth the terms and conditions of any Award granted to an Executive Officer shall be deemed to include the provisions of this Policy. The remedy specified in this policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Company.

For the avoidance of doubt, except to the extent permitted to be waived pursuant to the Clawback Rules, in no event may the Company accept an amount that is less than the amount of erroneously awarded compensation in satisfaction of an Executive Officer’s obligations hereunder. For example, notwithstanding anything herein to the contrary, the Company shall not be required to pursue recoupment of Awards if the Nominating Committee determines in good faith that recovery would be Impracticable. For purposes of this Policy, “Impracticable” shall mean, in accordance with the good faith determination of the Nominating Committee that either (i) the direct expenses paid to a third party to assist in enforcing the Policy against an Executive Officer would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Award, documented such attempts and provided such documentation to NYSE; (ii) recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of any Award based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to NYSE, that recovery would result in such a violation and a copy of the opinion is provided to NYSE; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

This Policy shall apply for all Awards received by Executive Officers on or after October 2nd, 2023 (the “Effective Date”) that results from attainment of a financial reporting measure based on or derived from financial information for any fiscal period ending on or after the Effective Date.

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4. Responsibilities and Violations

Any breach of this Policy or any other directive, rule or company policy must be reported through our Ethics Portal (ethics.ciandt.com). Violations may result in a breach of contract with the executive officer in question. Also, companies that violate SEC regulations may face legal consequences in court such as sanctions and money penalties or be delisted from its exchange.

The Company shall not be permitted to indemnify any Executive Officer against (i) the loss of any Award that is repaid, returned or recovered pursuant to the terms of this Policy; or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company will not enter into any agreement that exempts any Awards from the application of this Policy or that waives the Company’s right to recovery of any Awards and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date).

Any such purported indemnification (whether oral or in writing) shall be null and void.

5. Document Control

Date	Description	Author
March/23	Policy creation - Compliance	Flávia Cabral
March/23	Policy review - Accounting and Legal	Marina Domingues, Vanessa Martins, Claudia Cortez and Marcela Lindner
May/23	Policy review	Nominating and Human Resources Committee
July/23	Policy approval	Board Of Directors

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